

October 21, 2011

Via Facsimile
Tatina Brooks
Senior Vice President of Accounting and Financial Reporting
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, Georgia 30311

> **Re: Capitol City Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 19, 2011**
> **File No. 000-25227**

Dear Ms. Brooks:

We have reviewed your supplemental response dated July 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Results of Operations, page 28

1. We note your response to comment 3 in your letter dated July 22, 2011. Your current MD&A disclosure focuses on restating your credit quality metrics and your allowance for loan loss methodology as opposed to discussing the underlying credit quality trends and bridging the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan losses recorded at period end in order to provide a more substantial and meaningful analysis.

Please revise future filings accordingly. For example, for your specific reserves, detail any trends regarding the value of collateral supporting your loans or trends regarding the number of loans assessed as impaired. For your general reserve, discuss trends in historical losses incorporated in your methodology and trends observed in specific qualitative factors. Additionally, discuss the underlying reasons for any significant trends in the amount of allowance for loan losses or provision for loan losses allocated to a specific portfolio segment such as the significant decrease in the amount of allowance for loan losses in allocated to the unallocated segment in the quarter ended June 30, 2011.

Loan Portfolio, page 34

2. We note your response to comment 6 in your letter dated July 22, 2011 in which you state that you include construction loans in your residential real estate portfolio classification. We also note that the guidance issued by the federal bank regulatory agencies entitled "Concentration in Commercial Real Estate Lending, Sound Risk Management Practices" referred to on page 17, indicates that construction loans are considered commercial real estate loans. Please revise all of your credit quality disclosures in future filings to separately disclose your construction loan portfolio or to include it in your commercial real estate portfolio.

3. Please tell us whether you aggregate construction loans with 1- to 4-family residential loans in your general allowance for loan losses methodology. If so, tell us in detail and provide quantitative support for how you concluded that these portfolios share similar credit risk characteristics. Also, tell us the impact on your general allowance for loan losses at December 31, 2010 and your most recent period end if you aggregate these loans in the commercial real estate portfolio.

Consolidated Financial Report

Note 1. Summary of Significant Accounting Policies – Loans, page 8

4. We note your response to comment 7 in your letter dated July 22, 2011.

   a. Please revise future filings to disclose the information included in your response regarding when your record partial charge-off's and how the amount is determined.

   b. Please revise future filings to discuss how partial charge-off's impact your credit quality metrics and trends and identify those most impacted. For example, discuss how recording partial charge-off's lowers your allowance for loan losses as a percentage of total loans and lowers your allowance for loan losses as a percentage of nonperforming loans as compared to if you recorded specific reserves.

c. Please revise future filings to discuss the comparability of your credit quality metrics and trends with your peers that do not record partial charge-off's.

Note 7. Foreclosed Real Estate, page 26

5. We note your response to comment 22 in your letter dated July 22, 2011. Please revise future filings to disclose your policy for recognizing the gain or loss on the sale of foreclosed real estate and your policy for recognizing any deferred gains in future periods.

Note 10. Note Payable, page 27

6. We note your response to comment 24 in your letter dated July 22, 2011. Please confirm that you will include the information included in your response in your December 31, 2011 Form 10-K. To the extent that your facts and circumstances change in the quarter ended September 30, 2011, please include appropriate disclosure.

June 30, 2011 Form 10-Q

Note 2. Summary of Significant Accounting Policies – Allowance for Loan Losses, page 5

7. We note your response to comment 9 in your letter dated July 22, 2011 and your disclosure on page 6. Considering the judgment used in estimating the allowance for loan losses and the fact that the allowance for loan losses is a critical accounting policy, please revise future filings to discuss the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Note 4. Securities, page 9

8. We note your response to comments 10 and 11 in your letter dated July 22, 2011.

a. On page 11, you disclose that your trust preferred security has a new cost basis of approximately $524,875. However on page 9, you disclose an amortized cost related to your trust preferred security of $627,875. Please explain this apparent inconsistency to us or revise your disclosure in future filings as appropriate. Ensure that you accurately disclose the amortized cost, unrealized gains or losses and the fair value of the security for all periods presented.

b. Please revise future filings to disclose the information required by ASC 320-10-50-6, 8A, and 8B.

c. Based on your disclosure on page 11 and in your statement of cash flows, it appears you recorded an other-than-temporary impairment charge related to credit of $125,125 during 2010. Please provide us a schedule of the original par value, the fair value and the carrying value on each date you recorded an other-than-temporary impairment charge related to credit in the income statement and as of your most recent balance sheet date. Please tell us in detail how you measured fair value of your trust preferred security and how you determined the credit and non-credit portion of impairment during the periods presented. If on either date on which you recorded an other-than-temporary impairment charge related to credit, you believe fair value approximates the new carrying value, please explain to us why you believe there is no impairment related to non-credit factors.

Provision for Loan Losses, page 27

9. It does not appear that you have annualized for interim periods the metric "ratio of net loans charged-off during the period to average loans outstanding" disclosed on page 29. Please revise to annualize your period to date metrics throughout your filing.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant